# Garrett Music Academy, LLC

## Balance Sheet
### As of July 31, 2021

|  | TOTAL |
|---|---:|
| **ASSETS** |  |
|   Current Assets |  |
|   Bank Accounts |  |
|    Advanced Business Checking (3148) | 1,464.38 |
|    Citizens Access | -20.00 |
|    M&T Savings 4842 | 0.33 |
|    M&T Savings 6062 | 394.74 |
|    Petty Cash | 3,112.13 |
|   **Total Bank Accounts** | **$4,951.58** |
|   Accounts Receivable |  |
|    Accounts Receivable | 17,291.40 |
|   **Total Accounts Receivable** | **$17,291.40** |
|   Other Current Assets |  |
|    Inventory Asset | 1,000.00 |
|    Loans to Partners | 0.00 |
|    Partnership Loan | 0.00 |
|    Undeposited Funds | 3,384.90 |
|   **Total Other Current Assets** | **$4,384.90** |
|   **Total Current Assets** | **$26,627.88** |
|   Fixed Assets |  |
|    Accumulated Depreciation | 0.00 |
|    Furniture and Fixtures | 0.00 |
|   **Total Fixed Assets** | **$0.00** |
|   Other Assets |  |
|    Other Assets | 0.00 |
|    Shareholder Loan | 186,142.40 |
|   **Total Other Assets** | **$186,142.40** |
| **TOTAL ASSETS** | **$212,770.28** |

# Garrett Music Academy, LLC

## Balance Sheet

### As of July 31, 2021

|  | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Capital One 9980 | 17,959.97 |
| Credit One Bank | -60.00 |
| Olio | 22,693.11 |
| **Total Credit Cards** | **$40,593.08** |
| Other Current Liabilities | |
| Accrued Payroll | 150.00 |
| Comptroller of Maryland Payable | 1,027.22 |
| Gift Certificate | 1,165.66 |
| Loan Payable Krista Garrett | 100.00 |
| M&T Line of Credit | 0.00 |
| OnDeck | 50,220.45 |
| Payroll Liabilities | -217.91 |
| Federal Taxes (941/944) | 0.00 |
| Federal Unemployment (940) | 0.00 |
| FICA | 0.00 |
| MD Income Tax | 0.00 |
| MD Unemployment Tax | 0.00 |
| **Total Payroll Liabilities** | **-217.91** |
| Washington Music Center | 0.00 |
| **Total Other Current Liabilities** | **$52,445.42** |
| **Total Current Liabilities** | **$93,038.50** |
| Long-Term Liabilities | |
| Capital Loan | 0.00 |
| EBF Loan | -8,225.00 |
| IMS Loan | -9,112.50 |
| LG Funding | 1,702.00 |
| Loan Payable - Quarter Spot | 0.00 |
| Loan Payable Nicole | 139,484.90 |
| Paypal FeeLoan Builder | 0.00 |
| PPP Funds | 24,047.00 |
| Stripe Loan | 5,489.92 |
| **Total Long-Term Liabilities** | **$153,386.32** |
| **Total Liabilities** | **$246,424.82** |

# Garrett Music Academy, LLC

## Balance Sheet
### As of July 31, 2021

|  | TOTAL |
|---|---:|
| **Equity** | |
| Opening Balance Equity | 0.00 |
| Owner's Investment | 0.00 |
| Owner's Pay & Personal Expenses | 0.00 |
| Retained Earnings | -76,348.24 |
| Shareholder Distribution | 0.00 |
| Net Income | 42,693.70 |
| **Total Equity** | **$ -33,654.54** |
| **TOTAL LIABILITIES AND EQUITY** | **$212,770.28** |